Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our consolidated interim financial statements and the notes to the financial statements, which are included in this Report on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission, or SEC, on March 31, 2022, or the Annual Report, including the consolidated annual financial statements as of December 31, 2021, and their accompanying notes included therein, and the information under “Item 5. Operating and Financial Review and Prospects.”

Forward Looking Statements

This Report on Form 6-K contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Evogene. Forward-looking statements can be identified based on our use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words, or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements.

We believe that our forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We describe and/or refer to many of these risks in greater detail under the heading “Risk Factors” in our Annual Report.

All forward-looking statements contained in this Report on Form 6-K speak only as of the date of this document and are expressly qualified in their entirety as described herein and by the cautionary statements contained within the “Risk Factors” section of the Annual Report. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

The terms “Evogene,” “we,” “us,” “our,” “our company” and “the company” in this Report on Form 6-K refer to Evogene Ltd. and its consolidated subsidiaries, consisting of Ag Plenus Ltd., Biomica Ltd., Canonic Ltd., Casterra Ag Ltd., Evogene Inc., Lavie Bio Ltd., and their consolidated subsidiaries, unless the context otherwise requires.

General

Evogene is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost. Evogene established three unique technological engines - MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by Ag Plenus Ltd. and ag-biologicals by Lavie Bio Ltd.

The impact of the COVID-19 pandemic on Evogene’s operations during the period ended June 30, 2022 has been minimal. There were no material adverse impacts on the consolidated financial statements for the period ended June 30, 2022. The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third-party responses to it, the related macroeconomic effects, and the extent of its impact on the Company’s operational and financial performance will depend on future developments. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change in future periods.

Recent Developments

On July 11, 2022, we announced that our subsidiary, Biomica Ltd. successfully enrolled a first patient in its Phase I Study of Microbiome-Based Immuno-Oncology Drug.

On July 26, 2022, Biomica Ltd. announced that it had dosed the first patient in its Phase I study of its Microbiome-Based Immuno-Oncology Drug.

On August 16, 2022, we announced that our subsidiary, Lavie Bio Ltd., and ICL Group Ltd., or ICL, entered into a strategic collaboration to develop novel bio-stimulant products. As part of the collaboration, a subsidiary of ICL will invest $10 million in Lavie Bio Ltd.

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Revenues

Our total revenues of $0.5 million for the six-month period ended June 30, 2022 remained stable as compared to the six-month period ended June 30, 2021.

Cost of Revenues

Cost of revenues of $0.4 million for the six-month period ended June 30, 2022 remained stable as compared to the six-month period ended June 30, 2021. Cost of revenues were primarily due to the initial sales of Lavie Bio Ltd.’s Thrivus product (previously branded as Result) and sales of Canonic Ltd.’s products in the Israeli market.

Gross Profit

Gross profit of $0.1 million for the six-month period ended June 30, 2022 remained stable as compared to the six-month period ended June 30, 2021.

Operating Expenses

Research and Development Expenses, Net. Research and development expenses, net increased by $1.7 million, or 18%, to $11.0 million for the six-month period ended June 30, 2022, from $9.3 million for the six-month period ended June 30, 2021. This increase is mainly attributable to Biomica Ltd.’s ongoing phase I trial of its first-in-human proof-of-concept study in its immuno-oncology program and to Lavie Bio Ltd.'s activities supporting the production and commercialization of its Thrivus product.

Business Development Expenses. Business development expenses increased by $0.7 million, or 58%, to $1.9 million for the six-month period ended June 30, 2022, from $1.2 million for the six-month period ended June 30, 2021. This increase is mainly due to recruitment of business development personnel supporting the commercialization activities of Evogene’s subsidiaries.

General and Administrative Expenses. General and administrative expenses increased slightly by $0.1 million, or 3%, to $3.3 million for the six-month period ended June 30, 2022, from $3.2 million for the six-month period ended June 30, 2021. The increase in general and administrative expenses is mainly attributed to an increase in salary and benefits related costs.

Financing Income and Expenses

Financing Income. Financing income decreased slightly to $0.5 million for the six-month period ended June 30, 2022 from $0.6 million for the six-month period ended June 30, 2021. Financing income primarily consists of (a) exchange rate differences between the U.S. dollar and the New Israeli Shekel, as well as (b) interest income.

Financing Expenses. Financing expenses increased by $2.3 million, or 256%, to $3.2 million for the six-month period ended June 30, 2022, from $0.9 million for the six-month period ended June 30, 2021. This increase was mainly due to exchange rate differences between the U.S. dollar and the New Israeli Shekel and the decrease in value of marketable securities.

Taxes on Income

For the six-month periods ended June 30, 2022 and 2021, we recorded insignificant amounts for taxes on income in Israel due to advances on excess expenses and an insignificant amount of taxes with respect to Ag Plenus Inc. and Lavie Bio Inc.

Loss

The amount of our overall loss increased by $4.9 million, or 35%, to $18.9 million for the six-month period ended June 30, 2022, from $14.0 million for the six-month period ended June 30, 2021. The increase reflects the cumulative effect of all the above-described line items from our consolidated interim statements of profit or loss.

Liquidity and Capital Resources

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants. As of June 30, 2022, we had cash and cash equivalents and marketable securities of $35.3 million and working capital of $32.2 million, which is calculated by subtracting our current liabilities from our current assets. As of June 30, 2022 we had $4.4 million of outstanding long-term indebtedness related to government grants.

On January 14, 2021 and February 19, 2021, we entered into Controlled Equity OfferingSM  Sales Agreements, or the January Sales Agreement and February Sales Agreement, respectively, with Cantor Fitzgerald & Co., or the Agent, pursuant to which the Company could offer and sell, from time to time, its ordinary shares, through the Agent in an “at-the-market”, or ATM, offering, as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $28.0 million and $50.0 million, respectively. In February 2021, we completed the sales of ordinary shares under the January Sales Agreement and issued 3,803,594 ordinary shares, with a weighted average selling price of $7.36 per share, resulting in gross proceeds of approximately $28 million. Subsequently, we entered into the February Sales Agreement. As of June 30, 2022, we had sold 726,832 ordinary shares under the February Sales Agreement, with a weighted average selling price of $3.64 per share, resulting in gross proceeds of approximately $2.6 million. We are not obligated to make any sales of ordinary shares under the February Sales Agreement and no assurance can be given that we will sell any additional ordinary shares under such agreement, or, if we do, as to the price or number of such shares that we will sell or the dates on which any such sales will take place.

On February 19, 2021, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, rights, warrants and units having an aggregate offering price of up to $200 million. This amount included up to $50 million in connection with the February Sales Agreement. We may seek additional capital or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

On August 16, 2022, as noted above, we announced the entrance into a multi-year, strategic, collaboration agreement between ICL and Lavie Bio Ltd. As part of the collaboration, ICL will make a $10 million investment in Lavie Bio Ltd. under a SAFE (simple agreement for future equity). The collaboration will focus on developing novel bio-stimulant products to enrich fertilizer efficiency.

We expect that our sources of liquidity for the remainder of 2022 will include proceeds raised from the public offering of our ordinary shares under the February Sales Agreement and the exercise of options, proceeds from collaboration agreements, revenues from the selling of medical cannabis products, revenues from selling the Thrivus product, cash held in our bank accounts and marketable securities, proceeds from grants and financing transactions.

In the future, we may use cash to effecting M&A transactions in order to achieve inorganic growth in our different segments of operation. We believe that our existing cash as of June 30, 2022 will be sufficient to meet our projected cash requirements for at least 12 months. Nevertheless, in order to accelerate our subsidiaries growth and to strengthen their position as independent companies, we may engage in discussions of potential fundraisings at the subsidiary level.  For example, on August 16, 2022, we announced that ICL invested $10 million in Lavie Bio Ltd. as part of a strategic collaboration.

Although we have sufficient cash, cash equivalents and marketable securities that we believe will enable us to fund our operations during the next 12-month period at our current level of annual expenditures, our ability to fund our capital needs depends on our ongoing ability to generate cash from existing and future collaborations, our revenues, and from our ability to raise additional funds. To the extent that existing cash, cash equivalents and marketable securities are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available when we need them on terms that are acceptable to us, or at all.

If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Cash Flows

The following table presents the major components of net cash flows used in or provided by (as applicable) operating, investing and financing activities for the periods presented. For a discussion of our net cash flows for the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Cash Flows” in our Annual Report:

	Six Months Ended June 30,
	2022	2021
	(U.S. dollars, in thousands)
Net cash used in operating activities	$(14,365)	$(10,824)
Net cash provided (used in) by investing activities	13,743	(20,991)
Net cash provided by (used in) financing activities	(469)	28,426
Exchange rate differences - cash and cash equivalents	(2,367)	(85)
Decrease in cash and cash equivalents	$(3,458)	$(3,474)

Cash Used in Operating Activities

Cash used in operating activities for the six-month period ended June 30, 2022 was $14.4 million and primarily reflects our overall loss of $18.9 million. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including $3.1 million of net financing expenses, $0.7 million of depreciation expenses, $0.8 million of share-based compensation expenses and $0.6 million amortization of intangible assets.

Cash used in operating activities for the six-month period ended June 30, 2021 was $10.8 million and primarily reflects our overall loss of $14.0 million. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including $0.7 million of depreciation expenses, $1.1 million of share-based compensation expenses and $0.5 million amortization of intangible assets, and by the movement in balance sheet items, that were taken into account in the calculations, including a decrease in other receivables and prepaid expenses of $1.0 million.

Cash Used in Investing Activities

Cash provided in investing activities was $13.7 million for the six-month period ended June 30, 2022. That primarily reflects $11.5 million of net cash provided by the proceeds from sale of marketable securities and $3.0 million of cash provided from withdrawal from bank deposits, partially offset by $0.7 million of cash used for the purchase of property, plant and equipment.

Cash used in investing activities was $21.0 million for the six-month period ended June 30, 2021. That primarily reflects $20.6 million of net cash used for the purchase of marketable securities and $0.4 million of cash used for the purchase of property, plant and equipment.

Cash Provided by Financing Activities

Cash used in financing activities was $0.5 million for the six-month period ended June 30, 2022, which was primarily attributable to $0.5 million repayment of operating lease liability.

Cash provided by financing activities was $28.4 million for the six-month period ended June 30, 2021, which was primarily attributable to $27.9 million from the issuance of ordinary shares raised under the January Sales Agreement and the February Sales Agreement, net of issuance expenses, $0.5 million of proceeds from the exercise of options and $0.4 million from the proceeds of government grants, net, partially offset by $0.3 million for the repayment of operating lease liability.

Government Grants

During the six months ended June 30, 2022 we received governmental grants in the amount of $0.03 million and repaid $0.01 million in respect of refundable projects. For a discussion of our existing government grants related to our research and development efforts, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Government Grants” in our Annual Report.

Trend Information

D&O insurance

In recent years we experienced an increase in the cost we incur for procuring D&O liability insurance, resulting from a general increase in the cost of D&O liability insurance for smaller, dual-listed public companies such as us. This general increase has been tied to perceived heightened levels of risk for D&O insurers. Insurers have been increasing their level of compensation, in the form of premiums, which they believe have not been commensurate with the risk being taken by them. In parallel, there has been an increase in the amounts of the deductibles payable by public companies in situations in which an insurable event occurs. If this trend continues, it will increase our operational expenses and have a negative effect on our financial results.

Exchange rate

A significant portion of our expenses is denominated in currencies other than the U.S. dollar. The Company is therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. Exchange rates can be volatile and a substantial change of foreign currencies against the U.S. dollar could increase or reduce the Company’s expenses and net loss and impact the comparability of results from period to period. The  appreciation of the U.S. dollar against the NIS was 12.5% and 1.4% in the six-month periods ended June 30, 2022 and 2021, respectively. For example, for the six-month period ended June 30, 2022, assuming a 10% devaluation of the U.S. dollar against the NIS, we would have experienced a decrease in our net loss of approximately $1.0 million, while assuming a 10% appreciation of the U.S. dollar against the NIS, we would experience an increase in our net loss of approximately $1.0 million.

Other than as described immediately above or disclosed elsewhere in our Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events during our current fiscal year that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the financial information included in our Annual Report to be not necessarily indicative of our future operating results or financial condition.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects” section in our Annual Report.